Exhibit 99.1

NOTICE

Notice is hereby given that the 52nd Annual General Meeting (AGM/Meeting) of Vedanta Limited will be held on Friday, July 14, 2017 at 10:30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 to transact the following business:

ORDINARY BUSINESS:

1.

To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2017 along with the reports of the Directors and Auditors thereon.

2.	To confirm the First Interim Dividend of ₹ 1.75 per equity share and Second Interim Dividend of ₹ 17.70 per equity share already paid for the financial year ended March 31, 2017.

3.	To appoint a Director in place of Mr. Thomas Albanese (DIN: 06853915), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To ratify the appointment of M/s S.R. Batliboi & Co. LLP, as Statutory Auditors and fix their remuneration and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to Section 139, 141, 142 and other applicable provisions, if any, of the Companies Act, 2013 and the rules made thereunder (including any statutory modification(s) or re- enactment(s) thereof for the time being in force), the appointment of M/s. S. R. Batliboi & Co. LLP, Chartered Accountants (Firm Registration No. 301003E) as Statutory Auditors of the Company be and is hereby ratified to hold office from the conclusion of this Annual General Meeting till the conclusion of 53rd Annual General Meeting of the Company at such remuneration and the reimbursement of out-of-pocket expenses, if any, as may be fixed by the Board of Directors on recommendation of the Audit Committee.”

SPECIAL BUSINESS

5.

To consider appointment of Mr. G.R. Arun Kumar as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company for the period from November 22, 2016 to November 21, 2019 and, in this regard, pass the following resolution as Special Resolution:

“RESOLVED THAT Mr. G. R. Arun Kumar (DIN: 01874769), who has been appointed as an Additional Director of the Company by the Board of Directors with effect from November 22, 2016, in terms of Section 161(1) of the Companies Act, 2013 and Articles of Association of the Company and who holds office till the date of forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as Director of the Company and the period of his office shall be liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force) and the Articles of Association of the Company, consent of the members of the Company be and is hereby accorded to the appointment of Mr. G. R. Arun Kumar (DIN: 01874769) as the Whole Time Director, designated as “Chief Financial Officer” (CFO) for a period of three (3) years with effect from November 22, 2016 till November 21, 2019 on the terms and conditions and the remuneration as follows:-

Terms and Conditions of Appointment:

Grade	President
Fixed Pay	₹ 203.53 Lacs
Benefits	₹ 11.10 Lacs
Target Annual Bonus	₹ 142 Lacs (Coverage under Key Executive Bonus Plan)
Share Option	Coverage under Share Option Plan upto max of 100% of Fixed Pay at the sole discretion of the management.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in the financial year, the Company will pay remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and/or remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient and desirable to give effect to this resolution.”

NOTICE

6.

To consider re-appointment of Mr. Thomas Albanese as Whole Time Director designated as Chief Executive Officer (CEO) of the Company for the period from April 1, 2017 to August 31, 2017 and, in this regard, pass the following resolution as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 196, 197, 203 and other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force) and the Articles of Association of the Company consent of the members of the Company be and is hereby accorded to re-appoint Mr. Thomas Albanese (DIN: 06853915) as Whole Time Director, designated as “Chief Executive Officer” (CEO) to hold office from April 1, 2017 to August 31, 2017 on the terms and conditions and the remuneration with effect from April 1, 2017 as follows:-

Components	Amount
Base salary	Range of GBP 550,000 - 850,000
(₹ 5.5 - 8.5 crores with exchange rate @ ₹ 100/GBP) (with such annual/special increments within the aforesaid range, as may be decided by the
Board or any Committee thereof in its absolute discretion from time to time)
Cash Pension Allowance	20% of Base salary
Indian Social security scheme	12% of Base salary
Performance Bonus	Upto 150% of Base salary
Fully Furnished Accommodation including maintenance, electricity, gas	₹ 5 lakhs to ₹ 8 lakhs per month
Chauffeur driven Car Benefit	₹ 1.5 lakhs to ₹ 2.5 lakhs per month
Family Trips	₹ 10 lakhs to ₹ 13 lakhs per annum
Club Membership Fees	₹ 3 lakhs to ₹ 4 lakhs per annum
Personal Accident/Mediclaim Policy	As per company policy

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in the financial year, the Company will pay remuneration by way of Salary including perquisites and allowance as specified under Section II of Part II of Schedule V to the Companies Act, 2013 or in accordance with any statutory modification(s) thereof.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to alter and vary the terms and conditions of the appointment and/or remuneration based on the recommendation of the Nomination & Remuneration Committee subject to the same not exceeding the limits specified under Section 197 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force).

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds, matters and things as in its absolute discretion it may consider necessary, expedient and desirable to give effect to this resolution.

7.	Regularization of Mr. K. Venkataramanan (DIN: 00001647) as an Independent Director of the Company and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 and the Companies Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force) [the Act] and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 Mr. K. Venkataramanan (DIN: 00001647) who has been appointed as an Additional Director in the capacity of Independent Director of the Company by the Board of Directors with effect from April 1, 2017, in terms of Section 161(1) of the Act and who holds office till the date of the forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Non-Executive Director of the Company not liable to retire by rotation, to hold office for a term of three (3) years till March 31, 2020.”.

8.	Regularization of Mr. Aman Mehta (DIN: 00009364) as an Independent Director of the Company and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to Section 149, 150, 152 read with Schedule IV and other applicable provisions of the Companies Act, 2013 and the Companies Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force) [the Act] and Regulation 16(1)(b) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 Mr. Aman Mehta (DIN: 00009364) who has been appointed as an Additional Director in the capacity of Independent Director of the Company by the Board of Directors with effect from May 17, 2017, in terms of Section 161(1) of the Act and who holds office till the date of the forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as an Independent Non-Executive Director of the Company not liable to retire by rotation, to hold office for a term of three (3) years till May 16, 2020.”

9.	To consider appointment of Ms. Priya Agarwal (DIN: 05162177) as a Non-Executive Director of the Company and, in this regard, pass the following resolution as Ordinary Resolution:

“RESOLVED THAT pursuant to Section 149, 150, 152 and other applicable provisions of the Companies Act, 2013 and the Companies Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or enactment thereof for the time being in force) [the Act] Ms. Priya Agarwal (DIN: 05162177) who has been appointed as an Additional Director by the Board of Directors with effect from May 17, 2017, in terms of Section 161(1) of the Act and who holds office till the date of the forthcoming Annual General Meeting and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director, be and is hereby appointed as a Non-Executive Director of the Company liable to retire by rotation, to hold office for a term of three (3) years till May 16, 2020.”

10.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2018 and in this regard, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the remuneration, as recommended by the Audit Committee approved by the Board of Directors and set out in the Statement annexed to the Notice convening this meeting, to be paid to the Cost Auditors appointed by the Board of Directors of the Company, to conduct the audit of cost records of the Company for the financial year ending March 31, 2018, be and is hereby ratified.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorised to do all such necessary acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

11.

To approve offer or invitation to subscribe the Non- Convertible Debentures or other Debt Securities upto ` 20,000 crores on a Private Placement basis and, in this regard, pass the following resolution as Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 42, 71 and other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Prospectus and Allotment of Securities) Rules, 2014 and the Companies (Share Capital and Debentures) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), the Foreign Exchange Management Act, 1999, as amended, rules, regulations, guidelines, notifications, clarifications and circulars, if any, prescribed by the Government of India, Reserve Bank of India, Securities and Exchange Board of India, or any other regulatory authority, whether in India or abroad and subject to the provisions of the Articles of Association of the Company, approval of the members be and is hereby accorded to the Board of Directors of the Company to offer or invite subscriptions for secured / unsecured redeemable non-convertible debentures, or other debt securities in one or more series/ tranches, of the aggregate nominal value up to ₹ 20,000 crore (Rupees Twenty Thousand Crore), on private placement, from such persons and on such terms and conditions as the Board of Directors of the Company ((hereinafter referred to as the “Board” which term shall be deemed to include any committee(s) constituted/ to be constituted by the Board to exercise its powers including the powers conferred by this resolution) may, from time to time, determine and consider proper and most beneficial to the Company including, without limitation, as to when the said debentures are to be issued, the face value of debentures to be issued, the consideration for the issue, mode of payment, coupon rate, redemption period, utilization of the issue proceeds and all matters connected therewith or incidental thereto.

RESOLVED FURTHER THAT Board be and is hereby authorised to do all acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution and for matters connected therewith or incidental thereto.”

12.	To waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14 and, in this regard, pass the following resolution as Special Resolution:

“RESOLVED THAT subject to the approval of Central Government and pursuant to Section 197(10) of the Companies Act, 2013 (‘the Act’) and other applicable provisions of the Act read with the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, and erstwhile Section 309(5B) of the Companies Act, 1956 and other applicable provisions, if any of the then applicable Companies Act, 1956 and all other guidelines for managerial remuneration issued by the Central Government from time to time and such other consents and approvals as may be deemed necessary, the consent of the members be and is hereby accorded to waive the excess remuneration of ₹ 6.25 Crores paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14 as per the terms of remuneration approved by the members by ordinary resolution on January 21, 2014, which had exceeded the limits prescribed in Section I Part II of erstwhile Schedule XIII read with erstwhile Section 198, 309 and other applicable provisions of the Companies Act, 1956.

NOTICE

RESOLVED FURTHER THAT any one of the Whole-Time Directors and / or Company Secretary of the Company be and are hereby severally authorized to sign, execute such papers, documents, applications, forms etc., as may be required and to do all such acts, deeds and things as may be necessary for obtaining the approval of Central Government in respect thereof.”

By Order of the Board of Directors

Bhumika Sood
Dated: May 17, 2017	Company Secretary & Compliance Officer
Place: Gurugram	ACS 19326

Registered Office:

1st Floor, ‘C’ wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email: comp.sect@vedanta.co.in;

website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

Notes:

1)

A member entitled to attend and vote at the 52nd Annual General Meeting (AGM/Meeting) is entitled to appoint a proxy to attend and vote on poll instead of himself/ herself and such proxy need not be a member of the Company. The instrument appointing a proxy/ proxies in order to be effective, should be deposited at the registered office of the Company duly completed and signed not less than forty-eight hours (48) before the commencement of the meeting. A Proxy form is enclosed herewith.

A person can act as a proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than ten percent (10%) of the total share capital of the Company carrying voting rights. A Member holding more than ten percent of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as proxy for any other person or member.

2)	A statement pursuant to Section 102(1) of the Companies Act, 2013 (Act) relating to the special businesses to be transacted at the 52nd AGM is annexed hereto. All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office and the Corporate office of the Company during business hours except on holidays, up to and including the date of the Annual General Meeting, and also at the Meeting.

3)

Information regarding particulars of Directors seeking appointment/re-appointment requiring disclosure in terms of Regulation 36 of Securities and Exchange Board of India (Listing Obligation and Disclosure Requirements) Regulations, 2015 [Listing Regulations]; Secretarial Standards on General meetings issued by the Institute of Company Secretaries of India [SS-2]; and the explanatory statement under section 102 of the Act, are annexed as Annexure 1. The Company has received the consents / declarations for their appointments / re-appointments under the Companies Act, 2013 and the rules thereunder.

4)

The Company is providing facility for voting by electronic means (e-voting) through an electronic voting system which will include remote e-voting as prescribed by the Companies (Management and Administration) Rules, 2014 as presently in force and the business set out in the Notice will be transacted through such voting. Information and instructions including details of User ID and password relating to e-voting are provided in the Notice under Note No. 21.

5)

Corporate Members intending to send their authorized representative(s) to attend the Meeting pursuant to Section 113 of the Act are requested to send to the Company, a certified copy of the relevant Board Resolution/ Authority Letter/ Power of Attorney, authorizing their representatives together with the specimen signatures of the representative(s) to attend and vote on their behalf at the Meeting.

6)	The Register of Members and Share Transfer Books of the Company will remain closed from Monday, July 10, 2017 to Thursday, July 13, 2017 (both days inclusive).

7)

The Annual Report for the FY 2016-17 (Annual Report); Notice of 52nd AGM along with the attendance slip and Proxy form; notice of e-voting etc. are being sent to the members through e-mail who have registered their email ids with the Company/Depository Participants (DPs)/ Company’s Registrars and Share Transfer Agents, M/s. Karvy Computershare Private Limited (Karvy/ RTA)

Members are requested to update their preferred e-mail ids with the Company/ DP/ Karvy which will be used for purpose of future communications.

Members whose email id is not registered are being sent physical copies of the said Annual Report and Notice at their registered address through permitted mode. To support the ‘Green Initiative’ the members who have not registered their e-mail addresses are requested to register the same with Karvy.

Members whose e-mail ids are registered with the Company and who wish to receive printed copy of the Annual Report may send their request to the Company at its registered office address or to the Karvy at “Unit: Vedanta Limited, Karvy Selenium Tower B, Plot 31-32, Gachibowli, Financial District, Nanakramguda, Hyderabad - 500 032”.

8)	The Notice and the Annual report will also be available under the Investor Relations section on the website of the Company www.vedantalimited.com.

9)

Members, who are holding shares in physical form are requested to address all correspondence concerning registration of transfers, transmissions, sub-division, consolidation of shares or any other share related matters and / or change in address or updation thereof with Karvy. Members, whose shareholding is in electronic format are requested to direct change of address notifications, registration of e-mail address and updation of bank account details to their respective DPs.

10)	In case you wish to change/update the NECS/ECS mandate, please write to Karvy. However, for the shares held in demat form, please write to your DP.

11)	In case of joint holders attending the Meeting, only such joint holder who is higher in the order of names will be entitled to vote at the Meeting.

12)

The Company has transferred the unpaid or unclaimed dividends declared upto the financial years 2008-09 from time to time on the respective due dates, to the Investor Education and Protection Fund (IEPF) established by the Central Government. Pursuant to the provisions of Investor Education and Protection Fund (Uploading of Information regarding unpaid and unclaimed amounts lying with Companies) Rules, 2012, the Company has uploaded the details of unpaid and unclaimed amounts lying with the Company as on June 29, 2016 (date of the last Annual General Meeting) on the website of the Company (www.vedantalimited.com).

13)

The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their DPs with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details with Karvy.

SEBI has also mandated that for registration of transfer of securities, the transferee(s) as well as transferor(s) shall furnish a copy of their PAN card to the Company.

14)	Members who have not encashed the dividend so far in respect of the financial years from 2009-10 to 2016-17 are requested to write to Karvy who shall arrange to send the unclaimed dividend amount.

15)

Members/ proxies/ Authorized Representatives are requested to bring to the meeting necessary details of their shareholding, duly filled admission/ attendance slip(s) and copy(ies) of their Annual Report.

16)

Non-Resident Indian members are requested to inform Karvy/ respective DPs, immediately of (a) change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

17)

Members having any question on financial statements or on any agenda item proposed in the notice of AGM are requested to send their queries at least ten days prior to the date of AGM of the Company at its registered office address to enable the Company to collect the relevant information.

18)	Appeal to Shareholders:
a)	Email Registration: The members are requested to register their email ids to obtain faster, accurate and complete communications from the Company.

b)

Demat Holding: Holding of securities in demat form instead of physical form, eliminates bad delivery, saves stamp duty on transfers, ensures faster settlement, eases portfolio management and provides ‘on-line’ access through internet.

19)	For the security and safety of the members, the shareholders/ attendees are strictly requested not to bring any article/ baggage including water bottles and tiffin boxes at the AGM venue.

20)	A Route map along with prominent landmark for easy location to reach the AGM venue is provided at the end of this notice.

21)	Information and instructions relating to e-voting are as under:
a)

Pursuant to the provisions of Section 108 and other applicable provisions, if any, of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended; Regulation 44 of Listing Regulations; and SS-2, the Company is pleased to provide to its members, facility to exercise their right to vote on the resolutions proposed to be considered at the 52nd AGM by electronic means. The members may cast their votes using an electronic voting system from a place other than the venue of the AGM (remote e-voting).

b)	The Company has engaged the services of Karvy as the Agency to provide e-voting facility.

NOTICE

c)

The facility for voting through ballot paper shall be made available at the AGM and the members NOTICE attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM through ballot paper.

d)	Members who have cast their votes by remote e-voting prior to the AGM may attend the AGM but shall not be entitled to cast their vote again.

e)	The remote e-voting facility will be available during the following period:

Commencement of remote e-voting	From 9:00 a.m. (IST) on Tuesday, July 11, 2017
End of remote e-voting	Upto 5:00 p.m. (IST) on
Thursday, July 13, 2017

The remote e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by Karvy upon expiry of aforesaid period.

f)

Any person, who acquires shares of the Company and becomes a member of the Company after dispatch of the Notice of 52nd AGM and holds shares as of the cut-off date i.e. Friday, July 07, 2017, may obtain the login ID and password by sending a request at evoting@karvy.com. However if you are already registered with Karvy for e-voting, then you can use your existing user ID and password/ PIN for casting your vote.

g)	A person who is not a member as on the cut-off date should treat this Notice for information purpose only.

h)

A person, whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date only shall be entitled to avail the facility of remote e-voting as well as voting at the AGM through ballot paper.

i)	The voting rights of the members shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut-off date (record date) of Friday, July 07, 2017.

j)

Mr. Mehul Shah, Advocate has been appointed as the Scrutinizer to scrutinize the physical voting at the AGM venue and remote e-voting process in a fair and transparent manner and he has communicated his willingness to be appointed and will be available for same purpose.

k)

At the AGM, at the end of the discussion on the resolutions on which voting is to be held, the Chairman shall, with the assistance of the Scrutinizer, order voting through ballot paper for all those members who are present but have not casted their votes electronically using remote e-voting facility.

The Scrutinizer, after scrutinizing the votes cast at the meeting (physical voting) and through remote e-voting, will, not exceeding three days of conclusion of the Meeting, make a consolidated scrutinizer’s report of the votes cast in favour or against, if any, and submit the same to the Chairman of the meeting. The Chairman or any director or any other person authorized by the Chairman, shall declare the results of the voting forthwith.

l)	The result will also be posted on the notice board of the Company at the Registered Office as well as at the Corporate Office.

m)	Information and instructions relating to remote e-voting are as follows:

1.	In case a Member receives an email from Karvy (for Members whose email Ids are registered with the Company/DPs:

i.	Launch internet browser by typing the URL: https://evoting.karvy.com.

ii)

Enter the login credentials (i.e. User id and password mentioned on the e-voting Form). Your Folio No. / DP ID / Client ID will be your user ID. However, if you are already registered with Karvy for e-voting, you can use your existing User ID and password for casting your vote.

iii)	After entering these details appropriately, click on “LOGIN”.

iv)

You will now reach password change Menu wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A- Z), one lower case (a-z), one numeric value (0-9) and one special character (@,#,$, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

v)	You need to login again with the new credentials.

vi)	On successful login, the system will prompt you to select the E-Voting Event Number (EVEN) for Vedanta Limited.

vii)

On the voting page, enter the number of shares (which represents the number of votes) as on the cut-off date under each of the heading of the resolution and cast your vote by choosing the “FOR / AGAINST” or alternatively, you may partially enter any number in “FOR” and partially “AGAINST” but the total number in “FOR / AGAINST” taken together shall not exceed your total shareholding as mentioned overleaf. You may also choose the option “ABSTAIN” and the shares held will not be counted under either head. Option “FOR” implies assent to the resolution and “AGAINST” implies dissent to the resolution.

viii)	You may then cast your vote by selecting an appropriate option and click on “Submit”.

ix)	Members holding multiple folios / demat accounts shall choose the voting process separately for each folio / demat accounts.

x)	Voting has to be done for each item of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

xi)

A confirmation box will be displayed. Click “OK” to confirm, else “CANCEL” to modify. Once you confirm, you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted on the Resolution(s).

xii)

Corporate / Institutional Members (i.e. other than Individuals, HUF, NRI etc.) are also required to send scanned certified true copy (PDF Format) of the Board Resolution / Authority Letter etc., together with attested specimen signature(s) of the duly authorised representative(s), to the Scrutinizer at email mehulshahvedl@gmail.com with a copy marked to evoting@karvy.com. The scanned image of the above mentioned documents should be in the naming format “Corporate Name_EVENT NO.”

2)	In case a Member receives physical copy of the 52nd AGM Notice by post (for members whose email Ids are not registered with the Company / DPs:

i)

User ID and initial password - Initial password is provided in the below given format in the communication with respect to voting by electronic means enclosed with the Notice and forms integral part of it:

EVEN (E-Voting Event Number)	User ID	Password

ii.	Please follow all steps from Sr. No. (i) to (xii) as mentioned in (1) above, to cast your vote.

3.	Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently or cast the vote again.

n)

For queries related to e-voting the member may write to the Company at comp.sect@vedanta.co.in or write to Mr. KS Reddy of Karvy at einward.ris@ karvy.com / contact at their toll free No. 1-800-34- 54-001 for any further clarifications.

STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013 (the Act)

Item No. 5

The Board of Directors (Board), on the recommendation of the Nomination & Remuneration Committee (NRC), at their meeting held November 22, 2016 appointed Mr. GR Arun Kumar as an Additional Director in the capacity of Whole-Time Director, Designated as Chief Financial Officer (CFO), for a term of three years with effect from November 22, 2016 to November 21, 2019.

Pursuant to Sections 196, 197, 203 and other applicable provisions of the Act; the Companies (Appointment and Qualification of Directors), Rules, 2014, and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force, the appointment of Mr. GR Arun Kumar requires approval of the Members by way of special resolution.

The terms and conditions of the re-appointment and remuneration payable to Mr. GR Arun Kumar are provided in the resolution referred in Item No. 5.

The Company has received from Mr. GR Arun Kumar (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013.

In terms of Section 160 of the Act, the Company has received notice in writing from a member along with a deposit of ₹ 1 Lakh proposing the candidature of Mr. GR Arun Kumar for appointment.

The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of appointment pursuant to Section 196 of the Act.

Save and except Mr. GR Arun Kumar and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 5.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 5 of the Notice for the approval of the members.

NOTICE

Item No. 6

Mr. Thomas Albanese was appointed as the Whole-Time Director designated as Chief Executive Officer (CEO) by the Members of the Company at the Annual General Meeting held on July 11, 2014 to hold office from April 1, 2014 to March 31, 2017.

Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors in its meeting held on March 30, 2017 approved the re-appointment of Mr. Thomas Albanese as Whole-Time Director designated as Chief Executive Officer (CEO) of the Company with effect from April 1, 2017 to August 31, 2017.

Owing to Mr. Albanese decision to move to the United States to be with his family and to ensure smooth transition as well as succession for the position of CEO, the Board recommends the extension till August 31, 2017.

Pursuant to Sections 196, 197, 203 and other applicable provisions of the Act and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 read with Schedule V of the Companies Act, 2013 (including any statutory modification(s) or re-enactment thereof for the time being in force, the re-appointment of Mr. Thomas Albanese requires approval of the Members by way of special resolution.

The terms and conditions of the re-appointment and remuneration payable to Mr. Thomas Albanese are provided in the resolution referred in Item No. 6.

Mr. Albanese is not disqualified from being re-appointed as a Director in terms of Section 164 of the Act and has given his consent for the re-appointment.

In terms of Section 160 of the Act, 2013, the Company has received notice in writing from a member along with a deposit of ₹ 1 Lakh proposing the candidature of Mr. Thomas Albanese for reappointment.

The terms as set out in the Resolution and explanatory statement may be treated as an abstract of the terms of re-appointment pursuant to Section 196 of the Act.

Save and except Mr. Thomas Albanese and his relatives, to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 6.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 6 of the Notice for the approval of the members.

Item No. 7 & 8

Based on the recommendation of the Nomination and Remuneration Committee, the Board of Directors

of the Company have appointed Mr. Krishnamurthy Venkataramanan and Mr. Aman Mehta as Additional Director(s) in capacity of Independent Non-Executive Director(s) of the Company to hold office for a period of three (3) consecutive years, not liable to retire by rotation, subject to consent by the Members of the Company at the ensuing Annual General Meeting (“AGM”) w.e.f. April 1, 2017 and May 17, 2017 respectively.

As Additional Director(s), Mr. Venkataramanan and Mr. Mehta holds office till the date of the AGM and are eligible for being appointed as Independent Director(s). The Company has received notice(s) pursuant to Section 160 of the Act together with the requisite amount of deposit from Member(s) signifying their intention to propose the appointment of Mr. Venkataramanan and Mr. Mehta as the Director(s) of the Company. The Company has also received respective declaration(s) from Mr. Venkataramanan and Mr. Mehta confirming that they meet the criteria of independence as prescribed under the Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”).

Mr. Venkataramanan and Mr. Mehta are also not disqualified from being appointed as Director(s) in terms of Section 164 of the Act and have given their respective consent(s) to act as Director(s) on the Board of the Company.

In the opinion of the Board, Mr. Venkataramanan and Mr. Mehta fulfil the conditions for their appointment as Independent Director(s) as specified in the Act and the Listing Regulations and they are independent of the management.

Mr. Venkataramanan’s induction will help broaden the diversity of the Board, and add considerable expertise particularly in the areas of hydrocarbons and large scale project management.

Considering the rich and vast experience of Mr. Mehta, your Board believes that his induction on the Board will bring strength to the Company.

A copy of the letter of appointment(s), setting out the terms and conditions of appointment of Mr. K. Venkataramanan and Mr. Aman Mehta, are available for inspection, without any fee, by the members at the Company’s registered office and corporate office during normal hours on working days up to the date of the AGM, and also at the Meeting.

Save and except Mr. K. Venkataramanan and his relatives; and Mr. Aman Mehta and his relatives; to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution(s) set out at Item No. 7 & 8.

The Board of Directors accordingly recommends the Ordinary Resolution(s) set out at Item No. 7 & 8 of the Notice for the approval of the members.

Item No. 9

The Board of Directors upon the recommendation of the Nomination and Remuneration Committee have appointed Ms. Priya Agarwal as an Additional Director in the capacity of Non-Executive Director w.e.f. May 17, 2017, liable to retire by rotation, subject to consent by the Members of the Company at the ensuing Annual General Meeting (“AGM”) w.e.f. May 17, 2017.

A copy of the letter of appointment, setting out the terms and conditions of appointment of Ms. Priya Agarwal, is available for inspection, without any fee, by the members at the Company’s registered office and corporate office during normal hours on working days up to the date of the AGM, and also at the Meeting.

The Company has received from Ms. Priya Agarwal (i) consent in writing to act as Director in Form DIR-2 pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014; (ii) intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment & Qualification of Directors) Rules, 2014 to the effect that he is not disqualified in accordance with sub-section (2) of Section 164 of the Companies Act, 2013.

In terms of Section 160 of the Act, the Company has received notice in writing from a member along with a deposit of ₹ 1 Lakh proposing the candidature of Ms. Priya Agarwal for appointment.

Save and except Ms. Priya Agarwal and her relatives to the extent of their shareholding interest, if any, in the Company, none of the other Directors/Key Managerial Personnel and their relatives are in any way, concerned or interested, financially or otherwise, in the Resolution set out at Item No. 9.

The Board of Directors accordingly recommends the Ordinary Resolution set out at Item No. 9 of the Notice for the approval of the members.

Item No. 10

In accordance with the provisions of Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors as recommended by the Audit Committee and approved by the Board of Directors, is required to be ratified by the members of the Company at the General Meeting.

The Board, on the recommendation of the Audit Committee, has approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the Company across various businesses, for the financial year ending March 31, 2018 as per the following details:

Sl No	Businesses	Cost Auditors	Fee for FY 2017-18(₹)
1	Sterlite-Copper	M/s Ramnath Iyer & Co.	13,15,000 p.a.*
2	MALCO-Aluminum	(Lead Auditor)
3	Iron ore
4	Aluminum
5	Electricity
6.	Oil & Gas	M/s Shome and Banerjee	5,00,000 p.a.*

*	plus applicable taxes and reimbursement of out of pocket expenses.

Accordingly, ratification by the members is being sought to the remuneration payable to the Cost Auditors for the financial year ending March 31, 2018 by way of an Ordinary Resolution as set out in Item no. 10 of the Notice.

None of the Directors/ Key Managerial Personnel of the Company/ their relatives are, in any way concerned or interested financially or otherwise in the resolution set out at Item No. 10 of the Notice.

The Board recommends the Ordinary Resolution set out at Item No. 10 of the Notice for approval of the Members.

Item No. 11

Pursuant to the provisions of Sections 42 and 71 of the Act read with Rule 14 of the Companies (Prospectus and Allotment of Securities) Rules, 2014, a company shall obtain prior approval of its members by means of a special resolution only once in a year for all the offers or invitations for such non-convertible debentures/bonds/or other debt securities during the year.

The members at the 51st AGM held on June 29, 2016 had approved the issuance of private placement of Non-Convertible Debentures (NCDs) or other Debt Securities within the overall borrowing limits of the Company i.e. ₹ 80,000 Crore for a period of one year which is valid till June 28, 2017. Under the said approval, the Company has till date raised NCDs aggregating to ₹ 2,050 Crore.

The Company further plans to raise long term resources, inter alia, to refinance, optimization of interest cost, capital expenditure of the group including subsidiary/associate companies of the Company, repayment of the existing domestic and foreign currency debts and for general corporate purposes. As the funding requirements would depend on various factors, it is considered expedient by the Company to obtain members consents.

Accordingly, the approval of the members is being sought by way of a Special Resolution as set out in Item No. 11 appended to this Notice under Sections 42 and 71 and other applicable provisions, if any of the Act and its rules thereunder.

NOTICE

None of the Directors/ Key Managerial Personnel of the Company/ their relatives is in any way concerned or interested financially or otherwise in the resolution set out at Item No. 11 of the Notice except to the extent of their shareholding in the Company.

The Board of Directors accordingly recommends the Special Resolution set out at Item No. 11 of the accompanying Notice.

Item No. 12

The Company has made an application to the Central Government (Ministry of Corporate affairs/ MCA/ Ministry) for waiver of recovery of excess remuneration paid during FY 2013-14 along with the justification for payment of remuneration. The Ministry vide its letter dated January 07, 2016 had asked the Company to furnish the approval of members by way of special resolution for waiving the excess remuneration paid to Mr. Navin Agarwal as a Whole-Time Director for FY 2013-14. The shareholders at their 51st AGM meeting held on June 29, 2016 approved the waiver of excess remuneration of ₹ 6.16 Crores paid to Mr. Navin Agarwal, Whole-Time Director of the Company for FY 2013-14. However, the Ministry has now further advised to furnish additional information to the shareholders under sub-clause (iv) Clause B of Section II of Part II of Schedule V of the Companies Act, 2013 (Act). As part of Company’s philosophy of governance and transparency, the Company along with submitting the necessary disclosure as required above is also seeking fresh approval for waiver of the entire remuneration of ₹ 6.25 Crores paid to Mr. Agarwal for FY 2013-14 which is proposed as Item No. 12 as Special resolution.

The Brief facts of the case for the ready reference of the members are given below:

The members of the erstwhile Sterlite Industries (India) Limited (SIIL) had passed a resolution in their AGM held on August 22, 2008 for approving appointment and remuneration of Mr. Navin Agarwal w.e.f. August 01, 2008 for a period of five (5) years. In the year 2013, the Schemes of Amalgamation and Arrangement amongst Sterlite Industries (India) Limited, Sterlite Energy Limited, Vedanta Aluminium Limited, Ekaterina Limited, The Madras Aluminium Company Limited with Sesa Sterlite Limited (the Company) have been approved by the respective Jurisdictional Courts and made effective in August 2013. Post-merger, the Board of Directors (‘Board’) of Vedanta Limited erstwhile Sesa Sterlite Limited (“Company”), at its meeting held on August 17, 2013 appointed Mr. Navin Agarwal as its Whole-Time Director designated as Executive Vice Chairman from August 17, 2013 till July 31, 2018.

The remuneration, as recommended by Nomination and Remuneration Committee was also approved by the Board in the aforesaid meeting. The members of the Company also approved the appointment and remuneration of Mr. Navin Agarwal w.e.f August 17, 2013 for the period of five (5) years through postal ballot by passing an ordinary resolution on January 21, 2014 in accordance with erstwhile Section 269 & 309 of the Companies Act, 1956.

During FY 2013-14, the Company paid a remuneration of ₹ 6.25 Crore to Mr. Navin Agarwal as per the terms of the appointment approved by the members. However, the same was in excess of the applicable Schedule XIII of the Companies Act, 1956, as upon the consolidation of losses arising out of the merger, interalia, of the aforesaid Vedanta Aluminium Limited into the Company, the annual results of the Company resulted in a loss for FY 2013-14. As required vide Section 197(9) of the Companies Act, 2013 (erstwhile Section 309(5A) of the Companies Act, 1956), the said excess payment shall be held by the Whole-Time Director in trust for the Company until the same is either approved by Central Government or refunded. The remuneration paid to Mr. Navin Agarwal is in excess of limits prescribed under the Companies Act purely on account of a technical reason, i.e., due to merger of the loss making aluminium business of erstwhile Vedanta Aluminium Limited into the Company. Prior to the merger, Mr. Navin Agarwal was the Executive Vice Chairman & Whole-Time Director of erstwhile Sterlite Industries (India) Limited, which was a profitable Company and hence the remuneration paid to Mr. Navin Agarwal was within the prescribed limits of the Act. Further the salary paid to Mr. Navin Agarwal in FY 2013-14 is in line with the Industry trends and hence the remuneration paid to him is justified.

Accordingly, the information is being provided to the Shareholders as Annexure 2.

By Order of the Board of Directors

Bhumika Sood
Dated: May 17, 2017	Company Secretary & Compliance Officer
Place: Gurugram	ACS 19326

Registered Office:

1st Floor, ‘C’ wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email: comp.sect@vedanta.co.in

website: www vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

Annexure 1 to the Notice

Information of Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting pursuant to Regulation 36(3) of SEBI (Listing Obligation and Disclosure Requirements) Regulation 2015, in accordance Companies Act, 2013 and Secretarial Standards, as on the date of Notice

Name of the Director/ Particulars	G.R. Arun Kumar	Thomas Albanese	K. Venkataramanan	Aman Mehta	Priya Agarwal
Director Identification Number (DIN)	01874769	06853815	00001647	00009364	05162177
Date of Birth (Age in years)	June 29, 1971 (45)	September 9,1957 (59)	December 11, 1944 (72)	September 1,1946 (70)	August 8,1989 (27)
Date of Appointment	November 22, 2016	April 1, 2017	April 1, 2017	May 15, 2017	May 15, 2017
Qualification	Member of The Institute of Chartered Accountants of India	Bachelors degree in Mineral Economics and Masters degree in Mining engineering from the University of Alaska	Graduate in Chemical Engineering from IIT Delhi	Economics graduate from Delhi university	B.Sc. Psychology with Business Management from the University of Warwick in the UK.
Expertise in specific functional area	Accounting, Strategic Planning, Governance	Mining Expertise	Area of Hydrocarbons, Large scale project management, Strategic Planning	Corporate Governance, Advisory role, Banking and Finance	Public Relations and Strategic Planning
Terms and Conditions of Appointment/ Re- appointment	As detailed in the respective resolutions and explanatory statement
Remuneration sought to be paid/ last drawn	As mentioned in Corporate Governance Report
Number of Meetings of Board attended during the year	As mentioned in Corporate Governance Report
Shareholding in Vedanta Limited	7500 equity shares	Nil	Nil	Nil	Nil
Relationship with Directors, Managers and Key Managerial Personnel	None	None	None	None	None
Directorship held in other companies in India

 Sesa Community    Development Foundation

 Sesa Resources Limited

 Sesa Mining Corporation    Limited

 Sterlite Ports Limited.

 Maritime Ventures

   Private Limited

 Paradip Multi Cargo

   Berth Private Limited

 Vizag General Cargo

   Berth Private Limited

 Goa Sea Port Private    Limited

		Nil	L& T Hydrocarbon Engineering Limited Kirloskar Pnuematic Co. Ltd. Nilkamal Ltd.	Wockhardt Limited Tata Consultancy Services Limited Godrej Consumer Products Limited Max Financial Services Limited	Nil
Membership/ Chairmanship of Committees in public limited companies in India

Audit Committee:

- Sesa Resources Limited

- Sesa Mining Corporation   Limited

- Vizag General Cargo

  Berth Private Limited Remuneration Committee:

- Sesa Mining Corporation   Limited

- Vizag General Cargo

  Berth Private Limited

Corporate Social Responsibility Committee:

- Sesa Resources Limited

- Sesa Mining Corporation   Limited

		Nil	Nomination and Remuneration Committee: L& T Hydrocarbon Engineering Limited (Chairman)

Audit Committee:

 Wockhardt

   Limited

 Tata Consultancy    Services Limited

 Godrej Consumer    Products Limited

 Max Financial    Services Limited

Remuneration Committee:

 Tata Consultancy    Services Limited

 Godrej Consumer    Products Limited

 Max Financial    Services Limited

Stakeholder Relationship Committee:

 Wockhardt

   Limited

Nil

By Order of the Board of Directors

Bhumika Sood

Dated: May 17, 2017	Company Secretary & Compliance Officer
Place: Gurugram	ACS 19326

Registered Office:

1st Floor, ‘C’ wing, Unit 103, Corporate Avenue

Atul Projects, Chakala, Andheri (East), Mumbai – 400 093

CIN: L13209MH1965PLC291394

Email: comp.sect@vedanta.co.in;

website: www.vedantalimited.com

Tel: +91 22 6643 4500; Fax: +91 22 6643 4530

NOTICE

Annexure 2 to AGM NOTICE

Pursuant to the application filed with the Ministry of Corporate Affairs vide SRN C44717445 and as per the requirement of the Ministry, please find below the information for FY 2014 in respect of Mr. Navin Agarwal, Executive Chairman as required pursuant to the provisions of schedule V of the Companies Act, 2013:

General information:

(1)	Nature of industry:

Vedanta Limited (formerly known as Sesa Sterlite Ltd) is one of the world’s leading diversified natural resources companies. The company’s main businesses focus on zinc, lead, silver, aluminium, copper, iron ore, oil & gas and commercial power, while its operations span across India, South Africa, Namibia, Ireland and Australia

(2)	Date or expected date of commencement of commercial production:

The Company was originally incorporated as a Private Limited Company and hence Certificate of Commencement of Business not applicable

(3)	In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus: NA

(4)	Financial performance based on given indicators

The details of financial performance of the Company as on March 31, 2014 is given below:-

(₹ in crores)
Particulars	Year ended March 31, 2014
Net Sales/Income from Operations	28,377.76
Profit from operations before other income, finance costs and exceptional items	807.13
Other Income	1,817.06
Finance costs	3,564.96
Exceptional items	130.88
Profit /(loss) before tax	(1,071.65)
(5)	Foreign investments or collaborations, if any.

The details of Foreign Promoter Holding as on March 31, 2014 is given below:-

(₹ in crores)
Name of the Company	% of Shares Held
Twinstar Holdings Limited	38.61
Finsider International Company Limited	13.54
Westglobe Limited	1.49
Welter Trading Limited	1.29

Total	54.93%

II.	Information about the appointee:

(1)	Background details:

Navin Agarwal was appointed as our Executive Chairman of Vedanta Limited with effect from April 1, 2014. Prior to this he was the Executive Vice Chairman of SIIL. Mr. Agarwal plays a key role in developing strategic thinking and the governance framework of the Group, and provides leadership for long-term planning, business development and capital planning. He has been part of the Group for the last 34 years since its inception and has extensive experience in the natural resources industry. Mr. Agarwal plays a key role in the strategic and governance framework of the Group and provides leadership for its long-term planning, business development and capital planning. He has been instrumental in the growth of the Group, through world-scale organic projects as well as acquisitions. He has over 30 years of experience in general management and commercial matters. Navin Agarwal has completed the Owner/President Management Program at Harvard University and is a Bachelor of Commerce from Sydenham College, Mumbai, India.

(2)	Past remuneration:

The details of the remuneration drawn by Mr. Navin Agarwal in the preceeding three financial year from FY 2013-14 are reproduced hereunder.

Name of the Company	Designation	Remuneration drawn (₹ in Crores)	Whether within the limits	Whether Central Government approval was taken (Yes/No/NA)
Financial Year 2010-11
Erstwhile Sterlite Industries	Executive Vice Chairman	9.56	Yes	NA
(India) Limited
Financial Year 2011-12
Erstwhile Sterlite Industries	Executive Vice Chairman	12.50	Yes	NA
(India) Limited
Hindustan Zinc Limited	Non-Executive Director	0.075 (Commission)	Yes	NA
Financial Year 2012-13
Erstwhile Sterlite Industries	Executive Vice Chairman	14.88	Yes	NA
(India) Limited
Hindustan Zinc Limited	Non-Executive Director	0.075 (Commission)	Yes	NA

The remuneration paid to Mr. Navin Agarwal in the preceding financial years was within the limits and in full compliance of the relevant provisions

(3)	Recognition or awards

Vedanta Limited (Formerly known as Sesa Sterlite Ltd.) is India’s largest diversified natural resources company. Vedanta Resources Plc, in the last decade since its listing has grown from a company with revenue of $1 billion to revenue of $13 billion.

Under his leadership, the group has invested over US $ 20 billion in India on organic growth projects in the last 10 years. The Chairman has over 25 years of strategic management experience within the group and is widely credited for creating a culture of business excellence delivering superior benchmark performance.

(4)	Job profile and his suitability

Mr. Agarwal joined the Company in the formative years. He was appointed to the Board of Directors of erstwhile Sterlite Industries (India) Limited in August 2003 and re-appointed in 2008 and 2013. His responsibilities as the Executive Chairman included executing business strategy and managing the organisation’s overall performance and growth.

He has over 27 years of experience within the Group in general management and commercial matters.

Mr. Agarwal was keenly involved in playing a key role in developing the strategic thinking and governance framework of the Group and also played a key role in growing the business by organically through acquisitions, mergers and amalgamations.

(5)	Remuneration proposed:

Remuneration proposed for FY 2013-14 is as detailed below:-

			(In ₹ Crores)
Name	Salary & Perquisites	Provident & Superannuation Fund	Total
Navin Agarwal	5.53	0.72	6.25

(6)

Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin)

The Comparative remuneration profile with respect to industry, size of the company and profile/ position is enumerated below:-

Name of the Company	Name of the Whole Time Director	Designation	Remuneration (In ₹ Crores)
			FY 2012-13	FY 2013-14
Tata Steel Limited	Mr.H.M. Nerurkar	Managing Director	5.72	3.78
Reliance Industries Limited	Mr. Mukesh Ambani	Chairman and Managing Director	15	15
Hindalco Industries Limited	Mr. D. Bhattacharya	Managing Director	27.11	21.06
Dr. Reddy’s Laboratories Ltd	Mr. G.V. Prasad	Chairman & CEO	8.08	10.94
Jindal Steel and Power Ltd	Mr. Naveen Jindal	Chairman	54.98	36.95

(7)	Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any - Promoter of the Company.

III.	Other information:

(1)	Reasons of loss or inadequate profits

The Scheme for the merger of erstwhile Sterlite Industries (India) Limited (SIIL), Sterlite Energy Limited (SEL), Vedanta Aluminium Limited (VAL) and Madras Aluminium Company Limited (MALCO) into Vedanta Limited was approved by the High Court of Bombay at Goa and Madras vide their orders dated 03-04-2013 and 25-07-2013, respectively and made effective on August 17, 2013.

When the results of the combined entity were audited in March 31, 2014, it became known that the combined entity i.e. Vedanta Limited had in FY 2013- 14 incurred a loss. This fact was not and could not have been known before March 31, 2014. The loss was purely on account of the merger.

(2)	Steps taken or proposed to be taken for improvement

Due to the merger when the results of the combined entity were audited in March 31, 2014, it became known that the combined entity i.e. Vedanta Limited had in FY 2013-14 incurred a loss. However the Company has been profitable in FY 2014-15 and FY 2015-16 and the past quarters of FY 2016-17 and hence the managerial remuneration is within the limits as envisaged in the Companies Act, 2013.

(3)	Expected increase in productivity and profits in measurable terms.

As stated above, profit before tax of the Company in subsequent years is as follows:-

FY 2014-15 – ₹ 1967.47 crores

FY 2015-16 – ₹ 5479.90 crores

ROUTE MAP

Mumbai Education Trust
K C Marg
Lilavati Hospital
H
HOTEL RANGSHARDA
PETROL PUMP
FIRE STATION
TO BANDRA
TO AIRPORT
S V Road
WESTERN EXPRESS HIGHWAY
SEA
Methi River
TO DADAR
N
TO BANDRA-WORLI SEA-LINK
RANGSHARDA AUDITORIUM
K.C. MARG, BANDRA RECLAMATION,
BANDRA WEST, MUMBAI 400 050
TELEPHONE: 2640 1919, 2643 0543, 2643 8120 TO 27

VEDANTA LIMITED

Regd. Office: 1st Floor, ‘C’ wing, Unit 103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Phone No. +91-022 6643 4500;

Fax: +91-022 6643 4530

Email id: comp.sect@vedanta.co.in

website: www.vedantalimited.com

ATTENDANCE SLIP

(Please hand over at the entrance of the meeting duly completed and signed)

52nd ANNUAL GENERAL MEETING on Friday, July 14, 2017 at 10.30 a.m. IST

at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West),

Mumbai – 400 050, Maharashtra, India

Folio No.	DP. ID No. / Client id

Name of the Member	Signature

Name of Proxy Holder	Signature

No. of shares held	E-mail ID

1.

I / We certify that I am a registered shareholder/proxy for the registered shareholders of the Company. I/We hereby record my/our presence at the 52nd Annual General Meeting of the Company at the Rangsharda Auditorium, K. C. Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 India on Friday, July 14, 2017 at 10.30 a.m. IST.

2.	Only Member/Proxyholder can attend the Meeting.

3.	Member/Proxyholder should bring his/her copy of the Annual Report for reference at the Meeting.

VEDANTA LIMITED

Registration of e-mail address for future communication

Name of the Shareholder :

Folio No.	DP. ID No.	Client ID.

Registered Address :

Signature :

E-mail id :

VEDANTA LIMITED

        Regd. Office: 1st Floor, ‘C’ wing, Unit  103, Corporate

Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Phone No. +91-022 6643 4500;

Fax: +91-0226643 4530

Email id: comp.sect@vedanta.co.in

website: www.vedantalimited.com

Form No. MGT- 11

PROXY FORM

[Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014]

Name of the member (s):

Registered address:

E-mail Id:

Folio No/ Client Id:	DP ID :

I/We, being the member (s) of	shares of the above named company, hereby appoint

1.	Name:	E-mail Id:

Address:

Signature:	, or failing him

2.	Name:	E-mail Id:

Address:

Signature:	, or failing him

3.	Name:	E-mail Id:

Address:

Signature:

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 52nd Annual General Meeting of the Company, to be held on Friday, July 14, 2017 at 10.30 a.m. IST at the Rangsharda Auditorium, K C Marg, Bandra Reclamation, Bandra (West), Mumbai – 400 050 and at any adjournment thereof in respect of such resolutions as are indicated below:

Sr. no. Resolution

Ordinary Business(es)

1.	To receive, consider and adopt the Audited Financial Statements (standalone & consolidated) of the Company for the financial year ended March 31, 2017 along with the reports of the Directors and Auditors thereon.

2.	To confirm the first Interim Dividend of ₹ 1.75 per equity share and Second Interim Dividend of ₹ 17.70 per equity share already paid for the financial year ended March 31, 2017.

3.	To appoint a Director in place of Mr. Thomas Albanese (DIN: 06853915), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To ratify the appointment of M/s S.R. Batliboi & Co., LLP, as Statutory Auditors and fix their remuneration

Special Business(es)

5.	To consider appointment of Mr. G.R. Arun Kumar as Whole Time Director, designated as Chief Financial Officer (CFO) of the Company for the period November 22, 2016 to November 21, 2019

6.	To consider re-appointment of Mr. Thomas Albanese as Whole Time Director designated as Chief Executive Officer (CEO) of the Company for the period from April 1, 2017 to August 31, 2017

7.	Regularization of Mr. K. Venkataramanan (DIN: 00001647) as an Independent Director of the Company

8.	Regularization of Mr. Aman Mehta (DIN:00009364) as an Independent Director of the Company

9.	To consider appointment of Ms. Priya Agarwal (DIN: 05162177) as a Non-Executive Director of the Company

10.	To ratify the remuneration of Cost Auditors for the financial year ending March 31, 2018

11.	To approve offer or invitation to subscribe the Non-Convertible Debentures or other Debt Securities upto ₹ 20,000 crores on a Private Placement basis

12.	To waive the excess remuneration paid to Mr. Navin Agarwal, Whole-Time Director (DIN:00006303) of the Company for FY 2013-14

Signed this	day of	2017

Signature of shareholder

Signature of Proxy holder(s)

Affix Revenue Stamp

Note: This form of proxy in order to be effective should be duly completed and deposited at Registered Office of the Company, not less than 48 hours before the commencement of the Meeting.